UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

IMMUNOMEDICS, INC.

(Name of Subject Company (Issuer))

MAUI MERGER SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

452907108

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.

Executive Vice President, Corporate Affairs and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-6145

(212) 450-4503

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,882,123,744.48	$2,710,499.66

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 231,320,559 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Immunomedics, Inc. (“Immunomedics”) multiplied by $88.00, (ii) 7,308,692 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by $70.44 (which is $88.00 minus the weighted average exercise price for such options of $17.56 per Share) and (iii) 126,026 Shares issuable pursuant to restricted stock units multiplied by $88.00. The calculation of the filing fee is based on information provided by Immunomedics as of September 18, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,710,499.66	Filing Party:	Maui Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Maui Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 24, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of Immunomedics, Inc., a Delaware corporation (“Immunomedics”), at a price of $88.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 24, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the last paragraph of the subsection titled “Antitrust,” as such paragraph was added by Amendment No. 1 to the Schedule TO filed with the SEC on September 25, 2020, with the following paragraph:

“On September 25, 2020, each of Parent and Immunomedics filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on October 13, 2020. Accordingly, the HSR Condition in Section 13—“Conditions of the Offer” has been satisfied.”

ITEM 12. EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated September 24, 2020.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published September 24, 2020 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release of Parent and Immunomedics, dated September 13, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(B)	Investor Presentation, dated September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(C)	Transcript of Investor Presentation Call on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(D)	Frequently Asked Questions, sent to Parent Operating Group on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(E)	Frequently Asked Questions provided by Parent to Immunomedics’ employees on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(F)	Tweet posted by Parent on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(G)	Email sent by Parent to Immunomedics’ employees on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).

(a)(5)(H)	Transcript of CNBC News “Squawk Box” Interview of Daniel O’Day, posted on Parent’s website on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 15, 2020).

(a)(5)(I)	Email sent to the Gilead Development Team on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 16, 2020).

(a)(5)(J)	Excerpt from email sent to Gilead’s commercial employees on September 17, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 17, 2020).

(a)(5)(K)	Press Release, dated September 23, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 23, 2020).

Index No.
(a)(5)(L)	Press Release of Parent, dated October 14, 2020, announcing the expiration of the waiting period under the HSR Act.

(b)(1)*	Commitment Letter, dated as of September 18, 2020, among Gilead Sciences, Inc. Barclays Bank PLC, Wells Fargo Bank, National Association and certain other parties.

(d)(1)	Agreement and Plan of Merger, dated September 13, 2020, among Immunomedics, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).

(d)(2)	Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, between Immunomedics and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).

(d)(3)	Amendment No. 1 to Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, between Immunomedics and Parent (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).

(d)(4)	Exclusivity Agreement, dated as of September 10, 2020, by and between Immunomedics and Parent (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).

(g)	Not applicable.

(h)	Not applicable.

_____________________________

* Previously filed on September 24, 2020 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2020

MAUI MERGER SUB, INC.

By:	/s/ Brett A. Pletcher
	Name:	Brett A. Pletcher
	Title:	Secretary

GILEAD SCIENCES, INC.

By:	/s/ Brett A. Pletcher
	Name:	Brett A. Pletcher
	Title:	Executive Vice President, Corporate Affairs and General Counsel

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